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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York (City) NY (State) 10003-1008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516 (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)





AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Chief Financial Officer
Title

Bonnie Brenner
Notary Public

BONNIE BRENNER
Notary Public - State of Florida
Commission # GG 314819
My Comm. Expires Mar 21, 2023
Bonded through National Notary Assn.

LUMA SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Auditors' Report on Applying Agreed-Upon Procedures Required Under SEC Rule
     17a-5(e)(4)
[ ] A copy of the SIPC Supplementary Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplementary Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ] Rule 15c3-3 exemption report.

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
     5(e)(3).*

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2020



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LUMA Securities LLC as of September 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LUMA Securities LLC's management. Our responsibility is to express an opinion on LUMA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LUMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LUMA Securities LLC's auditor since 2013.

Janover LLC

Garden City, New York
November 19, 2020

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2020

Assets

Cash	$	783,901
Prepaid expense		3,798
	$	787,699

Liabilities and Member's Equity

Liabilities:		
Deferred income	$	300,000
Due to Parent		54,900
Accrued expenses		20,875
		375,775
Member's equity		411,924
	$	787,699

The accompanying notes are an integral part of these financial statements.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

The liability of the member or Parent is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. The Company may also earn underwriting fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition, have already been

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2020

2. Summary of Significant Accounting Policies (continued)

received and are expected to be recognized as revenue in a future period. Deferred income is typically recognized upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received upon execution of engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the technology industry.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable that management has the intent and ability to hold for the foreseeable future are reported in the statement of financial condition at outstanding amounts adjusted for any charge-offs and the allowance for doubtful accounts. The Company's management periodically estimates the allowance for doubtful accounts. Losses from uncollectible receivables shall be accrued when both of the following conditions are met: (a) Information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews individually each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. As of September 30, 2020, there is $500,000 in accounts receivable, with a corresponding recorded allowance of $500,000.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The financial results of the Company are included in the tax return of the Parent.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncement - In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2020

2. Summary of Significant Accounting Policies (continued)

date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance is effective for the Company on October 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

3. Transactions with Related Parties

The Company maintains a services agreement with the Parent (the "Services Agreement"). Pursuant to the Services Agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $54,900 per month. Prior to the January 1, 2020 amendment to the Services Agreement, the monthly fee amounted to $44,900. Generally, the Company settles the amount owed to the Parent on a monthly basis. As of September 30, 2020, the amount due to Parent is $54,900. The Services Agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $408,126 which was $308,126 in excess of its minimum requirement of $100,000.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2020

4. Regulatory Requirements (continued)

During the year ending September 30, 2020, FINRA commenced its 2020 Firm Examination of the Company. Subsequent to September 30, 2020, the Company received preliminary findings from FINRA, and is working on a response to FINRA.

5. Contract Liabilities

For each contract with customers which includes an upfront retainer fees, any unearned retainer fees are included in deferred income on the statement of financial condition. The deferred income amount represents the Company's contract liabilities which results from the timing of revenue recognition. The following table provides information about contract liabilities from contracts with customers.

Deferred income balance, beginning of year	$	275,000
Revenue recognized during the year from deferred income		(275,000)
Increase in deferred income from receipts of upfront retainer fees		300,000
Deferred income balance, end of year	$	300,000

6. Concentrations

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts receivable from one customer amounts to $500,000, which represents 100% of the accounts receivable outstanding and for which the Company recorded an allowance against that receivable.

7. Economic Risks

On January 30, 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and the continued spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVIC-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company's financial results may be materially affected. The financial

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2020

7. **Economic Risks (continued)**

   statements do not include any adjustments that might result from the outcome of this uncertainty.

8. **Subsequent Events**

   Management of the Company has evaluated events or transactions that may have occurred since September 30, 2020 and determined that there are no material events that would require disclosure in the Company's financial statements.